

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2020

Yimeng Shi
Chief Financial Officer
uCloudlink Group Inc.
Room 2118-2119, 21/F, One Pacific Centre
414 Kwun Tong Road, Kwun Ton
Kowloon, Hong Kong

> **Re: uCloudlink Group Inc.**
> **Registration Statement on Form F-1**
> **Filed May 4, 2020**
> **File No. 333-237990**

Dear Mr. Shi:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1

Prospectus Summary
Recent Developments, page 6

1. We note your preliminary estimates of certain results of operations for the three months ended March 31, 2020, and your statement warning that there are no guarantees that revenues will grow or remain at similar levels for the rest of 2020. In light of the continuing effects of the pandemic well into the second quarter and the likely adverse impact of the pandemic for the foreseeable future, you should consider expanding your discussion to discuss the reasonably known likely effects of the pandemic on your results of operations and financial condition for 2020.

Risk Factors
Risks Related to Doing Business in China, page 49

2.	We note your risk factor discussion of limitations on the ability of the PCAOB to conduct investigations of your auditor. Include an additional risk factor describing the difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China based on foreign laws. Highlight recent developments (e.g. Article 177 of PRC Securities Law effective March 2020) possibly further limiting an overseas regulator from conducting investigations or from collecting evidence within the PRC.

General

3.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

	We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

	Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

	You may contact Charles Eastman, Staff Accountant at (202) 551-3794 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Michael C. Foland, Attorney-Advisor, at (202) 551-6711 or Larry Spirgel, Assistant Director, at (202) 551-3815 with any other questions.

	Sincerely,

	Division of Corporation Finance
	Office of Technology

cc:	Z. Julie Gao